Filed by ARM Holdings plc

pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 000-29644

Subject Company: Artisan Components, Inc.

Commission File No.: 000-23649

The following is a series of slides, dated August 31, 2004, made available to investors in connection with the announcement of an Agreement and Plan of Merger among ARM Holdings plc (“ARM”), Salt Acquisition Corporation and Artisan Components, Inc. (“Artisan”).

The Architecture for the Digital World™

CONFIDENTIAL

Important Information For Investors and Shareholders

ARM and Artisan will file a proxy statement/prospectus with the SEC in connection with the proposed transaction. ARM and Artisan urge investors and security holders to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. Investors and security holders will be able to obtain these documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by ARM are available free of charge by contacting ARM Holdings plc Investor Relations, 110 Fulbourn Road, Cambridge, UK, CB1 9NJ, +44 (0)1223 400400, and on ARM’s web site at www.arm.com; documents filed with the SEC by Artisan are available free of charge by contacting Artisan Components, Inc. Investor Relations, 141 Caspian Court, Sunnyvale, California, 94089, (408) 743-5600, on Artisan’s web site at www.artisan.com or on the SEC’s web site at www.sec.gov. Documents on Artisan’s web site are not a part of this press release.

ARM and ARM’s directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Artisan in connection with the transaction. A description of the interests of directors and executive officers of ARM is set forth in its Annual Report on Form 20-F for the year ended December 31, 2003, which was filed with the SEC. If and to the extent that any of ARM’s directors and executive officers will receive any additional benefits in connection with the transaction that are unknown as of the date of this filing, the details of those benefits will be described in the definitive proxy statement/prospectus. Investors and security holders can obtain additional information regarding the direct and indirect interests of ARM’s directors and executive officers in the transaction by reading the definitive proxy statement/prospectus when it becomes available.

Artisan and Artisan’s directors and executive officers may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the transaction. A description of the interests of directors and executive officers of Artisan is set forth in the proxy statement for Artisan’s 2003 annual meeting of stockholders, which was filed with the SEC on January 27, 2004. Mr. Templeton is expected to enter into an employment agreement with ARM, effective upon the closing of the proposed acquisition, that will be described in the proxy statement/prospectus. Mr. Lanza, Artisan’s Chairman, may be deemed to be a participant in the solicitation of proxies of ARM’s shareholders in connection with the proposed acquisition. A description of the non-employee director appointment letter similar to that into which Mr. Lanza would enter in upon joining the ARM Board of Directors at the closing of the proposed acquisition is described in ARM’s Annual Report on Form 20-F. If and to the extent that any of Artisan’s directors and executive officers will receive any additional benefits in connection with the transaction that are unknown as of the date of this filing, the details of those benefits will be described in the definitive proxy statement/prospectus. Investors and security holders can obtain additional information regarding the direct and indirect interests of Artisan’s directors and executive officers in the transaction by reading the definitive proxy statement/prospectus when it becomes available.

CONFIDENTIAL

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about ARM and Artisan. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to ARM, Artisan, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of ARM and Artisan, including: the impact of general economic conditions in regions in which either such company currently does business, industry conditions, including competition, fluctuations in exchange rates and currency values, capital expenditure requirements, legislative or regulatory requirements, changes in the tax laws, interest rates and access to capital markets, the possibility that the transaction will not close, that the closing may be delayed or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; the reaction of customers of ARM and Artisan to the transaction and economic and political conditions in the U.K., U.S. and elsewhere. The actual results or performance by ARM or Artisan could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of ARM or Artisan. ARM and Artisan are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise. More information about potential factors that could affect ARM’s business and financial results is included in ARM’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003 including (without limitation) under the captions, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov. For more information and additional risk factors regarding Artisan, see the information under the captions “Factors Affecting Future Operating Results” contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in the Annual Report on Form 10-K for the fiscal year ended September 30, 2003, the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004 filed with the SEC.

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Overview

ARM Business Artisan Business Revenue Synergy

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Strategic Context

Environment

More digital systems permeating all aspects of our lives whether at home, in the office or on the move

Technologies

Compute Engines, Silicon IP, tools and software. Excellent power efficiency & system cost

The Architecture for the Digital World TM

ARM designs technology that lies at the heart of digital products

Business

ARM standards enable our Partners to create differentiated products for our target applications

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Current ARM Position

Licences

— 300 CPU licences with 130 silicon partners

— ARM11™ traction developing

— ARM9™ continued penetration

End product shipment

— 60 Partners shipping 286Mu last quarter

— Est. 40%+ growth 2004/2003

— Tracking ahead of 2Bn unit goal by 2007

— Average royalty per unit $0.09

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Growth Dimensions

Broadening application reach

Multiple ARM cores / products

Mega-volume applications moving to 32-bit

Increasing penetration

Broadening within the silicon partnership

Related technologies

Compute Engines; System IP; Tools; Software

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The Architecture for the Digital World™

APPS & OS PARTNERS

TOOLS PARTNERS

SILICON PARTNERS

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Growing Share of the IP Marketplace…

ARM System Level IP

Software

Artisan Physical Library IP

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Artisan Business Model

Licence fee

Recurring royalty

OEM

Fabless Co

Foundry

Licences

18 foundries licensed for manufacture

Design licences with 2000+ design teams at 5000+ companies

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Library Licensing similar to ARM core licensing

- Basic licence
  - 1st licence at a given process node
  - ~3M$
- "Upgrade"
  - Follow on licence at next process node
  - ~3M$
- "Derivative"
  - Process variant at same process node
  - ~1M$
- 18 foundries have licences


90nm
0.13
0.15
0.18
0.25

ARM THE ARCHITECTURE FOR THE DIGITAL WORLD™
CONFIDENTIAL
11

Core Licensing – Cumulative


ARMv7
"Tiger"
2
ARMv6
ARM11XX
17
ARMv5TEJ
ARM1026EJ-S
14
ARM10XX
ARMv5TE
ARM926EJ-S
Xscale
1
ARM7EJ-S
ARM9E-S
147
6
ARMv4T
SecurCore
112
ARM9T
ARMv4
StrongARM
ARM7T
1
ARM7

ARM THE ARCHITECTURE FOR THE DIGITAL WORLD™
CONFIDENTIAL
12

Potential to Enhance Growth

- Artisan product sales to ARM IDMs
  - ARM has 40+ major silicon IDMs
- Artisan products used by ARM big fabless Partners
  - Partners account for huge volume
- Artisan mixed signal extends ARM Primecell™ portfolio
  - Mixed signal for real world systems
- ARM SUDLs via Artisan sales channel
  - Thousands of design teams vs. existing ~60 licensees
- Better products through technical synergy
  - Eg "Tiger" library, IEM

ARM THE ARCHITECTURE FOR THE DIGITAL WORLD™

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13

Summary

Increasing value through broader range of IP products High quality asset – opportunity to create a standard Strong, profitable, cash generative, growing business Large revenue synergy opportunities over several years Strengthens The Architecture for The Digital World

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Artisan Product Reach

Artisan Community

60+ Design Tool Providers 40+ IP Product Providers 110+ Design Service Providers

18+ Semiconductor Manufacturers

IC Design Teams at 2,000+ Companies

Broad Range of Physical IP Solutions

Advantage – IP for High-Speed Applications

Logic Cell Libraries Embedded Memories Analog & Mixed Signal Input/Output Cells

Metro – IP for Portable Applications Velocity – High Speed Interface IP Capstone – Analog & Mixed-Signal IP

CONFIDENTIAL

Combined Value – Low-Power Case Study

IEM OS Software

IEM-Enabled Processors

Low Power Libraries Analog IP components Extended Range Memories

Power Supply Technology

Power savings is achieved through processor architecture, carefully matched physical IP and optimization software.

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Financial Highlights

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Financial Profile

Complementary royalty and license streams

History of revenue growth

Potential for enhanced profitability

Increased scale

Strong balance sheet and financial flexibility

History of strong cash flow

Expected to be non-dilutive post integration

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Financial Summary

Last Twelve Months Ended June 30, 2004 (1)

($            Millions) ARM Artisan

Revenue

License $93.3 $58.3

Royalty 87.4 24.6

Other 54.4 0.0

Total $235.1 $82.9

Gross Profit 216.5 63.0

% Gross Margin 92.1% 76.0%

Operating Profit 51.3 21.5

% Operating Margin 21.8% 25.9%

(1) Financial summary stated using respective accounting policies; Artisan figures from company reports and exclude amortization of intangibles; ARM figures from Wall Street research

CONFIDENTIAL

Financial Summary (cont’d)

As of June 30, 2004 (1)

($            Millions) ARM Artisan

Total Assets $427.7 $232.6

Cash, Equivalents 301.7 140.4

and Investments

Debt 0.0 0.0

(1) Financial summary stated using respective accounting policies; figures from company reports

CONFIDENTIAL

ARM + Artisan

Broad IP offering

Enhanced sales channel

Better products

Compelling financial profile

CONFIDENTIAL

CONFIDENTIAL

Important Information for Investors and Stockholders

ARM and Artisan will file a proxy statement/prospectus with the SEC in connection with the proposed transaction. ARM and Artisan urge investors and security holders to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. Investors and security holders will be able to obtain these documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by ARM are available free of charge by contacting ARM Holdings plc Investor Relations, 110 Fulbourn Road, Cambridge, UK, CB1 9NJ, +44 (0)1223 400400, and on ARM’s web site at www.arm.com; documents filed with the SEC by Artisan are available free of charge by contacting Artisan Components, Inc. Investor Relations, 141 Caspian Court, Sunnyvale, California, 94089, (408) 734-5600, on Artisan’s web site at www.artisan.com or on the SEC’s web site at www.sec.gov. Documents on Artisan’s web site are not a part of this communication.

ARM and ARM’s directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Artisan in connection with the transaction. A description of the interests of directors and executive officers of ARM is set forth in its Annual Report on Form 20-F for the year ended December 31, 2003, which was filed with the SEC. If and to the extent that any of ARM’s directors and executive officers will receive any additional benefits in connection with the transaction that are unknown as of the date of this filing, the details of those benefits will be described in the definitive proxy statement/prospectus. Investors and security holders can obtain additional information regarding the direct and indirect interests of ARM’s directors and executive officers in the transaction by reading the definitive proxy statement/prospectus when it becomes available.

Artisan and Artisan’s directors and executive officers may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the transaction. A description of the interests of directors and executive officers of Artisan is set forth in the proxy statement for Artisan’s 2003 annual meeting of stockholders, which was filed with the SEC on January 27, 2004. Mr. Templeton is expected to enter into an employment agreement with ARM, effective upon the closing of the proposed acquisition, that will be described in the proxy statement/prospectus. Mr. Lanza, Artisan’s Chairman, may be deemed to be a participant in the solicitation of proxies of ARM’s shareholders in connection with the proposed acquisition. A description of the non-employee director appointment letter similar to that into which Mr. Lanza would enter in upon joining the ARM Board of Directors at the closing of the proposed acquisition is described in ARM’s Annual Report on Form 20-F. If and to the extent that any of Artisan’s directors and executive officers will receive any additional benefits in connection with the transaction that are unknown as of the date of this filing, the details of those benefits will be described in the definitive proxy statement/prospectus. Investors and security holders can obtain additional information regarding the direct and indirect interests of Artisan’s directors and executive officers in the transaction by reading the definitive proxy statement/prospectus when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about ARM and Artisan. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to ARM, Artisan, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of ARM and Artisan, including: the impact of general economic conditions in regions in which either such company currently does business, industry conditions, including competition, fluctuations in exchange rates and currency values, capital expenditure requirements, legislative or regulatory requirements, changes in the tax laws, interest rates and access to capital markets, the possibility that the transaction will not close, that the closing may be delayed or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; the reaction of customers of ARM and Artisan to the transaction and economic and political conditions in the U.K., U.S. and elsewhere. The actual results or performance by ARM or Artisan could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of ARM or Artisan. ARM and Artisan are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise. More information about potential factors that could affect ARM’s business and financial results is included in ARM’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003 including (without limitation) under the captions, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov. For more information and additional risk factors regarding Artisan, see the information under the captions “Factors Affecting Future Operating Results” contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in the Annual Report on Form 10-K for the fiscal year ended September 30, 2003, the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004 filed with the SEC.